UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE AS OF 1934

For the month of October 2011
Commission file number: 000-27648

MAGICJACK VOCALTEC LTD.

(Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Attached hereto and incorporated by reference herein is a press release, dated October 24, 2011, titled "magicJack VocalTec to Report Earnings Friday, October 28th - Company expects to be on higher side of previously projected range of revenue and income growth in 2012.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGICJACK VOCALTEC LTD. (Registrant)

By:	/s/ Daniel Borislow
Name: Daniel Borislow
Title: President and Chief Executive Officer

Date: October 26, 2011

magicJack VocalTec to Report Earnings Friday, October 28th

Company expects to be on higher side of previously projected range of revenue and income growth in 2012

West Palm Beach, FL, and Netanya, Israel – Oct. 24, 2011 - magicJack VocalTec, Ltd. (Nasdaq: CALL), the Voice Experts and company that invented voice over IP (VoIP) and sold over eight million magicJacks®, will be reporting earnings this Friday, October 28th. The company expects revenue and earnings (respectively) to be in the $28.8 million and $0.34 earnings per share (EPS) range for third quarter 2011. The company expects a modest revenue increase in fourth quarter 2011, followed by a substantial (10 - 20%) revenue increase in first quarter 2012 (compared to first quarter 2011). The company expects Q1 2012 revenue to possibly be the highest quarterly revenue number in the history of the company.

The previous range for 2012 revenue growth was 20 - 30% and income of $2.00 - $3.00 EPS. The company has to date witnessed excellent acceptance in the marketplace of the new magicJack PLUS and anticipates more products and services to be introduced in 2012 that will contribute to these new upgraded estimates. These new products and services will continue to be one-of-a-kind, providing the highest quality voice at the lowest price, in accordance to the company mantra.

More details regarding company earnings will be announced this Friday, October 28th. Any of the estimates or projections above relating to any quarterly or annual revenue or earnings numbers might be affected by nonrecurring gains or losses not included in the above estimates.

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, including statements about our projected revenues, cash flows, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things: changes to our business resulting from increased competition; any operational or cultural difficulties associated with the integration of the businesses of VocalTec and YMax; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; unexpected costs, charges or expenses resulting from the merger; the ability of the combined company to achieve the estimated potential synergies or the longer time it may take, and increased costs required, to achieve those synergies; our ability to develop, introduce and market innovative products, services and applications; our customer turnover rate and our customer acceptance rate; changes in general economic, business, political and regulatory conditions; availability and costs associated with operating our network; potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies; the degree of legal protection afforded to our products; changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and the various other factors discussed in the “Risk Factors” section of the Forms 6-K and 20-F filed with the Securities and Exchange Commission. Such factors, among others, could have a material adverse effect upon our business, results of operations and financial condition. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

magicJack® is a registered trademark of magicJack VocalTec Ltd. All other product or company names mentioned are the property of their respective owners.

About magicJack VocalTec Ltd.

magicJack VocalTec Ltd. (Nasdaq: CALL), the inventor of VoIP including the softphone and magicJack, has the goal of becoming the leading international provider of global voice over many platforms. The company has achieved sales of over eight million of the easy-to-use, award-winning magicJack since the device’s launch in 2008, and has the use of over 30 patents, some dating to when the company invented VoIP. It is the largest reaching CLEC (Competitive Local Exchange Carrier) in the United States in terms of area codes available and certification in number of states, and the network has historically had uptime of over 99.99 percent.

Contact:

Michael Tribolet
Investor Relations
201.301.5604
mt@magicjack.com